Baker & Hostetler LLP

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T 216.621.0200
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www.bakerlaw.com

July 18, 2012

VIA EDGAR

Ms. Loan Lauren P. Nguyen, Special Counsel

US Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Bloomin’ Brands, Inc.
Registration Statement on Form S-1
File No. 333-180615

Dear Ms. Nguyen:

On behalf of Bloomin’ Brands, Inc. (the “Company”), we transmit herewith Amendment No. 4 (“Amendment No. 4”) to the above-referenced Registration Statement on Form S-1 (as amended, the “Registration Statement”) via the EDGAR system of the Securities and Exchange Commission (the “Commission”). In this letter, we respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Commission contained in the Staff’s letter dated July 16, 2012 (the “Letter”). We also are forwarding a copy of this letter under separate cover, together with four (4) courtesy copies of Amendment No. 4, marked to show the revisions made in response to the Staff’s comments.

For ease of reference, the numbered paragraphs below correspond to the numbered comments in the Letter, with the Staff’s comments presented in bold type. All page references in the responses set forth below refer to page numbers in Amendment No. 4.

Prospectus Summary, page 1

Our Company, page 1

1.	We note your response to our prior comment 1 and reissue in part. Please revise your disclosure on pages 1, 2 and throughout the prospectus regarding the high quality of your food by clarifying that you believe that you offer high quality food given the constraints of your pricing structures. In this regard, we note your revised disclosure

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July 18, 2012

on page 98 that you “source your ingredients from around the world, which [you] believe allows [you] to achieve a high degree of freshness and quality . . . while keeping costs in line with the target pricing for [your] concepts.”

The Company has revised pages 1, 3, 95, 104, 115 and 118 in response to the Staff’s comments.

If you have any questions regarding the foregoing or Amendment No. 4, please contact the undersigned at (216) 861-7564.

Very truly yours,

/s/ Janet A. Spreen

Janet A. Spreen

cc:	Elizabeth A. Smith, Bloomin’ Brands, Inc.
Joseph J. Kadow, Bloomin’ Brands, Inc.